MANHATTAN BRIDGE CAPITAL, INC.

60 Cutter Mill Road, Suite 205

Great Neck, NY 11021

April 14, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Sandra B. Hunter, Esq.
Tom Kluck, Esq.

Re:	Manhattan Bridge Capital, Inc. and MBC Funding II Corp. (collectively, the “Issuers”)

Registration Statement on Form S-11, SEC File No. 333-208894 (the “Registration Statement”)

Dear Ms. Hunter and Mr. Kluck:

We herewith withdraw our request, dated April 13, 2016, to accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on Thursday, April 14, 2016.

In connection with the proposed public offering of the senior secured notes under the above referenced Registration Statement, the Issuers hereby request, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 12:00 noon, Eastern Time, on Friday, April 15, 2016, or as soon thereafter as practicable.

With respect to this request the Issuers acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve either Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MBC Funding II Corp.		Manhattan Bridge Capital, Inc.

By:	/s/ ASSAF RAN	By:	/s/ ASSAF RAN
	Assaf Ran,		Assaf Ran,
	Chief Executive Officer		Chief Executive Officer